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                              May 11, 2023

       Michael Tiedemann
       Chief Executive Officer
       AlTi Global, Inc.
       520 Madison Avenue, 21 st Floor
       New York, NY 10022

                                                        Re: AlTi Global, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 26,
2023
                                                            File No. 333-269448

       Dear Michael Tiedemann:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 21, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. We note your response to our prior comment 2 and reissue in part. We note your disclosure that the
selling shareholders purchased the Class A Common Stock covered by this prospectus for
prices "ranging from no consideration to $9.80." Please disclose specific prices paid by
each group of the selling shareholders listed in the registration statement, such as the
Sponsor, private placement investors, PIPE investors, and other selling
securityholders. In this regard, for each of the securities being registered for resale, disclose on the
cover page the price the selling security paid for the securities or units overlying such
securities, such as related to the Option Agreements.
   2. We note your response to our prior comment 3 and reissue in part. Please update your
 Michael Tiedemann
AlTi Global, Inc.
May 11, 2023
Page 2
      disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:
          you disclose on page 67 "pro forma condensed combined financial statements do not give affect to any anticipated operating efficiencies or cost savings that may be associated with the business combination";
          you disclose that you "believe that following the Closing of the Business
           Combination, the sources of liquidity discussed above will continue to be sufficient to fund [your] working capital requirements" on pages 104 and 124-125; your disclosure that "following the Business Combination, you will be subject to U.S.
           federal and state income taxes" on pages 106 and 126;
          your list of named executives "who will be named executive officers" on page 210;
           and
          you disclose on page 50 that "future resales" of shares after the consummation of the business combination may cause your market price to drop significantly. This statement should be updated given that this prospectus is facilitating those sales.
Prospectus Summary, page 1

3. We note your response to our prior comment 5 and reissue in part. Please disclose here the exercise price of the warrants compared to the market price of the underlying securities and disclose the likelihood that warrant holders will not exercise their warrants because the warrants are out of the money.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 87

4. We note your response to our prior comment 10 and reissue in part. Please revise your discussion to highlight the fact that the selling shareholders will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
       Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210
with any questions.



                                                             Sincerely,
FirstName LastNameMichael Tiedemann
                                                             Division of
Corporation Finance
Comapany NameAlTi Global, Inc.
                                                             Office of Finance
May 11, 2023 Page 2
cc:       Samantha Kirby, Esq.
FirstName LastName